Exhibit (e)(1)

THE RELATIONSHIP OF DONEGAL MUTUAL AND DGI

Introduction

A group of local residents and business owners in Lancaster County, Pennsylvania formed Donegal Mutual in 1889 to provide property and casualty insurance. Now, 124 years later, Donegal Mutual has succeeded and grown to have approximately $350.7 million in total assets and surplus of approximately $187.7 million at December 31, 2012. In addition, Donegal Mutual owns 38.7% of the outstanding shares of our Class A common stock and 75.6% of the outstanding shares of our Class B common stock.

DGI, at December 31, 2012, had total assets of approximately $1.3 billion and stockholders’ equity of approximately $400.0 million. Donegal Mutual and DGI’s insurance subsidiaries conduct business together as the Donegal Insurance Group in 22 Mid-Atlantic, Midwestern, New England and Southern states.

During 2012, A.M. Best Company reported that the Donegal Insurance Group ranked as the 101st largest property and casualty insurance group in the United States based on its 2011 net premiums written. A.M. Best Company has assigned the Donegal Insurance Group an A.M. Best rating of A (Excellent) for the past 19 consecutive years.

Since we established Atlantic States in 1986, Donegal Mutual and our insurance subsidiaries have conducted business together as the Donegal Insurance Group, while retaining their separate legal and corporate existences. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophies, the same management, the same employees and the same facilities and offer the same types of insurance products. We believe Donegal Mutual’s majority interest in the combined voting power of our Class A common stock and of our Class B common stock in us fosters our ability to implement our business philosophies, enjoy management continuity, maintain superior employee relations and provide a stable environment within which we can grow our businesses.

In addition, as the Donegal Insurance Group, Donegal Mutual and our insurance subsidiaries share a combined business plan to enhance market penetration and underwriting profitability objectives. The products Donegal Mutual and our insurance subsidiaries offer are generally complementary, which permits the Donegal Insurance Group to offer a broad range of products in a given market and to expand the Donegal Insurance Group’s ability to service an entire personal lines or commercial lines account. Distinctions within the products Donegal Mutual and our insurance subsidiaries offer generally relate to specific risk profiles within similar classes of business, such as preferred tier products versus standard tier products. Donegal Mutual and we do not allocate all of the standard risk gradients to one company. As a result, the underwriting profitability of the business the individual companies write directly will vary. However, since the underwriting pool homogenizes the risk characteristics of all business Donegal Mutual and Atlantic States write directly, Donegal Mutual and Atlantic States share the underwriting results in proportion to their respective participation in the underwriting pool. We receive 80% of the results of the underwriting pool because Atlantic States has an 80% participation in the pool. The business Atlantic States derives from the pool represents a significant percentage of our total consolidated revenues. However, that percentage has gradually decreased over the past few years as we have acquired a number of other companies in other jurisdictions that do not participate in the underwriting pool.

From time to time, the board of directors of Donegal Mutual and our board of directors review our structure and relationships. The most recent such review occurred in November and December 2012. As a result of these reviews, both our board of directors and Donegal Mutual’s board of directors continue to believe, as of the date of this proxy statement, that the Donegal Mutual-DGI structure continues to be appropriate for the respective businesses and operations of DGI and of Donegal Mutual.

The Formation of DGI

In the mid-1980s, Donegal Mutual recognized the desirability, as a mutual insurance company, of developing additional sources of capital and surplus so it could remain competitive and have the surplus to expand its business and ensure its long-term viability. Donegal Mutual determined to implement a downstream holding company structure as one of its business strategies. Accordingly, in 1986, Donegal Mutual formed us as a downstream holding company. Initially, Donegal Mutual owned all of our outstanding common stock. We in turn formed Atlantic States as our wholly owned property and casualty insurance company subsidiary. We subsequently effected a public offering in September 1986 to provide the surplus necessary to support the business Atlantic States began to receive on October 1, 1986 as its share under a proportional reinsurance agreement, or the pooling agreement, between Donegal Mutual and Atlantic States that became effective on that date.

Under the pooling agreement, Donegal Mutual and Atlantic States pool substantially all of their respective premiums, losses and loss expenses. Donegal Mutual then cedes 80% of the pooled business to Atlantic States. Our insurance subsidiaries pay dividends to us annually. During the year ended December 31, 2012, our insurance subsidiaries paid a total of $7.0 million in dividends to us. These dividends are a major source of the funds we utilize to pay quarterly cash dividends to our stockholders. Donegal Mutual received $5.6 million in dividends from us during the year ended December 31, 2012.

As the capital of Atlantic States and our other insurance subsidiaries has increased, the underwriting capacity of our insurance subsidiaries, including Atlantic States, has proportionately increased. The size of the underwriting pool has increased substantially. Therefore, as we originally planned in the mid-1980s, Atlantic States has successfully raised the capital necessary to support the growth of its direct business as well as to accept increases in its allocation of business from the underwriting pool. Atlantic States’ allocation of the pooled business has increased from an initial allocation of 35% in 1986 to an 80% allocation since March 1, 2008. We do not anticipate any further change in the pooling agreement between Atlantic States and Donegal Mutual in the foreseeable future, including any change in the percentage participation of Atlantic States in the underwriting pool.

We recapitalized in April 2001. We effected a one-for-three reverse stock split of our common stock and renamed it Class B common stock and issued two shares of our Class A common stock as a stock dividend for each post-reverse stock split share of our Class B common stock. Our Class A common stock has one-tenth of a vote per share and our Class B common stock has one vote per share. As a result of the reverse split and the stock dividend, each of our stockholders at April 19, 2001 continued to own the same number of shares of our common stock, with one-third of the shares being shares of our Class B common stock and two-thirds of the shares being shares of our Class A common stock. As a result, the relative voting power and equity interest of our stockholders at the time of our recapitalization remained constant. Donegal Mutual’s continued ownership of more than a majority of the voting power of our outstanding common stock better enables us to maintain our long-term relationship with Donegal Mutual, which our board of directors believes is a central part of our business strategy and success.

We effected our recapitalization because we believed in 2001, and continue to believe as of the date of this proxy statement, that a capital structure that has more than one class of publicly traded securities offers us a number of benefits. The principal benefit from our recapitalization is our ability to issue our Class A common stock or securities convertible into or exchangeable for our Class A common stock for financing, acquisition and compensation purposes without materially adversely affecting the relative voting power of any of our stockholders, including Donegal Mutual. At the time of our recapitalization, our board of directors recognized that our recapitalization was likely to favor longer-term investors, including Donegal Mutual, and could discourage attempts to acquire us, which our board of directors believed to be remote in any event because Donegal Mutual has owned more than a majority of the voting power of our common stock since our formation in 1986.

Every holder of our Class A common stock and our Class B common stock who has purchased our Class A common stock or our Class B common stock has purchased our Class A common stock or our Class B common stock with the prior knowledge and consistent disclosure by us that Donegal Mutual has, since our formation in 1986, held greater-than-majority voting control of us for the reasons we discuss in this proxy statement, and that Donegal Mutual currently intends to retain that greater-than-majority voting control for the long-term future because it believes that greater-than-majority voting control is in our long-term best interests and the long-term best interests of Donegal Mutual.

Our board of directors remains of the opinion that preservation of the relationship between Donegal Mutual and us and our status as an independent public company is in the best interests of all of the constituencies that we and Donegal Mutual serve, including our stockholders, the policyholders of our insurance subsidiaries, the policyholders of Donegal Mutual, Donegal Mutual’s employees, the independent insurance agents who represent our insurance companies and the local communities in which we maintain offices. We believe our relationship with Donegal Mutual offers us and our insurance subsidiaries a number of competitive advantages, including the following:

•	facilitating the stable management, consistent underwriting discipline, external growth and long-term profitability of the Donegal Insurance Group;

•	creating operational and expense synergies given the combined resources and operating efficiencies of the Donegal Insurance Group;

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enhancing our opportunities to expand by acquisition because of the ability of Donegal Mutual to acquire control of other mutual insurance companies and thereafter demutualize them and sell them to us at a fair price;

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producing more uniform and stable underwriting results for the Donegal Insurance Group than any of the individual member companies could achieve without the relationship between Donegal Mutual and our insurance subsidiaries; and

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providing Donegal Mutual and Atlantic States with a significantly larger underwriting capacity because of the underwriting pool Donegal Mutual and Atlantic States have maintained since 1986 than either company could have achieved independently.

Our board of directors reviewed our relationships with Donegal Mutual in the fourth quarter of 2012 and the first two months of 2013 and determined that the continuation of the existing relationships between Donegal Mutual and us are in our best interests and in the best interests of our stockholders. In the latter portion of the fourth quarter of 2012 and the first quarter of 2013, the board of directors of Donegal Mutual undertook its annual review of the transactions between Donegal Mutual and DGI and determined that continuing the current transactions between Donegal Mutual and DGI and the current corporate structure of Donegal Mutual and DGI is in the best interests of Donegal Mutual and in the best interests of its various constituencies.

We refer to our Form 10-K Annual Report for the fiscal year ended December 31, 2012 for a discussion of our business strategy.

Our Strategy to Maximize Stockholder Value

A fundamental goal of our board of directors and management is to maximize stockholder value over the long-term. We conduct our operations with this fundamental goal in mind. Our business strategies seek to maximize stockholder value by improving operating efficiencies as well as pursuing internal and external growth in order to enhance the long-term profitability of our businesses. Our board of directors and management regularly evaluate our business strategies and concentrate on improving our long-term, sustainable earnings. We focus on:

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generating sustainable underwriting profitability by carefully selecting product lines, evaluating individual risks based on historic results, minimizing individual exposure to catastrophe-prone areas, analyzing the cost and availability of reinsurance as well as the level at which the reinsurance attaches and evaluating claims history on a regular basis to ensure the adequacy of underwriting guidelines and product pricing;

•	pursuing profitable growth by organic expansion within the traditional operating territories of our insurance subsidiaries through developing and maintaining quality agency representation;

•	seeking to acquire property and casualty insurance companies that augment the organic growth of our insurance subsidiaries in existing markets and expand our business into new geographic regions;

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enhancing the profitability of our insurance subsidiaries through expense controls and the utilization of state-of-the-art technology to increase operating efficiency and effective communication with agents, policyholders and potential policyholders;

•	providing responsive and friendly customer and agent service to enable our insurance subsidiaries to attract new policyholders and retain existing policyholders; and

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maintaining premium rate adequacy to enhance the underwriting results of our insurance subsidiaries, while maintaining high levels of retention for their existing books of business, and at the same time preserving their ability to write new business.

The Coordinating Committee

Donegal Mutual and we have maintained a coordinating committee since our formation in 1986. The coordinating committee consists of two members of our board of directors, neither of whom is a member of Donegal Mutual’s board of directors, and two members of Donegal Mutual’s board of directors, neither of whom is a member of our board of directors. The purpose of the coordinating committee is to establish and maintain a process for an ongoing evaluation of the transactions between Donegal Mutual, our insurance subsidiaries and us.

Any change to an agreement between Donegal Mutual, us and any of our insurance subsidiaries, or any new agreement between Donegal Mutual, us and any of our insurance subsidiaries is also subject to the applicable provisions of the Pennsylvania Insurance Company Law of 1921, as amended, and the Pennsylvania Insurance Holding Company Act, as amended, or the PHCA. The coordinating committee utilizes the following process in considering whether to approve a new agreement between Donegal Mutual and us or one of our insurance subsidiaries or a change in an existing agreement between Donegal Mutual and us or one of our insurance subsidiaries:

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a new agreement and any change to a previously approved agreement must receive coordinating committee approval. The coordinating committee will only approve a new agreement or a change in an existing agreement if:

•	both of our members on the coordinating committee determine that the new agreement or the change in an existing agreement is fair and equitable to us and in the best interests of our stockholders; and

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both of Donegal Mutual’s members on the coordinating committee determine that the new agreement or the change in an existing agreement is fair and equitable to Donegal Mutual and in the best interests of Donegal Mutual’s policyholders;

•	the new agreement or the change in an existing agreement must be approved by our board of directors; and

•	the new agreement or the change in an existing agreement must be approved by Donegal Mutual’s board of directors.

The coordinating committee also meets annually during the first two months of each year to review each existing agreement and on-going transaction between Donegal Mutual and us or our insurance subsidiaries, including a number of reinsurance agreements between Donegal Mutual and our insurance subsidiaries. The purpose of this annual review is to examine the results of these reinsurance agreements over the immediately preceding year and for the five preceding years and to determine if the results of the existing agreements between Donegal Mutual and us remain fair and equitable to us and our stockholders and fair and equitable to Donegal

Mutual and its policyholders or if Donegal Mutual and we should mutually agree to certain adjustments. In the case of these reinsurance agreements, the adjustments typically relate to the reinsurance premiums, losses and reinstatement premiums. These agreements are ongoing in nature and will continue in effect throughout 2013 in the ordinary course of our business and the business of Donegal Mutual.

Robert S. Bolinger and John J. Lyons serve as our members of the coordinating committee. See “Proposal 1 – Election of Directors” for certain biographical information about Messrs. Bolinger and Lyons. Dennis J. Bixenman and John E. Hiestand serve as Donegal Mutual’s members of the coordinating committee. Certain biographical information about Messrs. Bixenman and Hiestand is as follows:

Mr. Bixenman, age 66, has been a director of Donegal Mutual since 2008 and retired at the end of 2012 as a vice president and senior consultant at Williams & Company Consulting, Inc., an environmental and business consulting firm with its headquarters in Sioux City, Iowa. Mr. Bixenman is a certified public accountant with extensive experience in auditing and preparing financial statements. Mr. Bixenman beneficially owns 30,755 shares of our Class A common stock. He owns no shares of our Class B common stock. As director compensation in 2012, Donegal Mutual paid Mr. Bixenman cash fees of $44,000 and granted him a restricted stock award of 400 shares of Class A common stock with a value at the time of issuance of $5,664.

Mr. Hiestand, age 75, has been a director of Donegal Mutual since 1983 and has been a self-employed provider of insurance administrative services for over 20 years. Mr. Hiestand served as a director of Central Savings and Loan Association in Columbia, Pennsylvania from 1982 to 1992. Mr. Hiestand beneficially owns 32,247 shares of our Class A common stock. He owns 157 shares of our Class B common stock. As director compensation in 2012, Donegal Mutual paid Mr. Hiestand cash fees of $42,250 and granted him a restricted stock award of 400 shares of Class A common stock with a value at the time of issuance of $5,664.

The Relationship of Donegal Mutual and DGI

Donegal Mutual provides facilities, personnel and other services to us and our insurance subsidiaries. Donegal Mutual allocates certain related expenses to Atlantic States in accordance with the relative participation of Donegal Mutual and Atlantic States in the pooling agreement. Our insurance subsidiaries other than Atlantic States reimburse Donegal Mutual for their respective personnel costs and bear their proportionate share of information services costs based on their written insurance premiums compared to the total written insurance premiums of the Donegal Insurance Group. Donegal Mutual’s charges for these services totaled $78.8 million in 2012 compared to $64.7 million in 2011.

We lease office equipment and automobiles to Donegal Mutual and Southern. Donegal Mutual and Southern made total lease payments to us of $953,000 in 2012 compared to $957,000 in 2011.

Donegal Mutual and Atlantic States participate in an underwriting pool. Both companies cede substantially all of their respective premiums, losses and loss expenses and receive an allocated percentage of their combined underwriting results. The underwriting pool excludes certain intercompany reinsurance Donegal Mutual assumes from our insurance subsidiaries. Since March 1, 2008, Atlantic States has had an 80% share of the results of the pool and Donegal Mutual has had a 20% share of the results of the pool.

Donegal Mutual and Atlantic States may amend or terminate the pooling agreement at the end of any calendar year by mutual agreement, subject to approval by the respective boards of directors of Donegal Mutual and Atlantic States and by the coordinating committee. Our 2012 annual report to stockholders contains additional information describing the underwriting pool.

In addition to the pooling agreement, our insurance subsidiaries have various ongoing reinsurance agreements with Donegal Mutual. These agreements include:

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Donegal Mutual and Peninsula have a quota-share reinsurance agreement under which Peninsula transfers to Donegal Mutual 100% of the premiums and losses related to the workers’ compensation product line

Peninsula writes in certain states. Peninsula offers workers’ compensation insurance in those states in order to provide the Donegal Insurance Group with an additional pricing tier because any one insurance company may only offer a single pricing tier for workers’ compensation insurance in those states.

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On November 1, 2012, Donegal Mutual and Southern terminated on a run-off basis a quota-share reinsurance agreement that had been in effect for a number of years because the quota-share reinsurance agreement was no longer necessary. While this quota-share reinsurance agreement was in effect, Donegal Mutual transferred to Southern 100% of the premiums and losses related to certain personal lines products Donegal Mutual offered in Virginia through the use of Donegal Mutual’s automated policy quotation and policy issuance system.

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Donegal Mutual and Le Mars have a quota-share reinsurance agreement under which Donegal Mutual transfers to Le Mars 100% of the premiums and losses related to certain products Donegal Mutual offers in certain Midwest states. This reinsurance facilitates the offering of additional complementary products to Le Mars’ commercial accounts.

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Donegal Mutual also maintains 100% retrocessional reinsurance agreements with Southern and Le Mars. The purpose of these agreements is to permit Southern and Le Mars to share Donegal Mutual’s A.M. Best rating of A (Excellent). The retrocessional reinsurance agreements do not otherwise provide for pooling or reinsurance with or by Donegal Mutual and do not transfer insurance risk to Donegal Mutual for financial and accounting purposes. In addition, Donegal Mutual and we have a capital support agreement with Sheboygan that permits Sheboygan to share Donegal Mutual’s A.M. Best rating of A (Excellent).

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Donegal Mutual and MICO maintain a quota-share reinsurance agreement that transfers 25% of MICO’s business to Donegal Mutual. Because of the reinsurance pooling agreement between Donegal Mutual and our subsidiary, Atlantic States, we receive an 80% allocation, or 20%, of the MICO business Donegal Mutual reinsures.

The coordinating committee annually reviews each of the agreements and transactions we describe in the preceding paragraph between Donegal Mutual and our insurance subsidiaries and the results thereof to each of Donegal Mutual and us for the most recent year and for the past five years. In February 2013, the coordinating committee determined that the terms of such agreements were fair and equitable to us and our stockholders and fair and equitable to Donegal Mutual and its policyholders. Accordingly, the coordinating committee unanimously approved the continuation of the terms of such agreements and transactions through the next annual review during the first two months of 2014.

We refer you to note 3 of the notes to our consolidated financial statements we include in our 2012 annual report to stockholders for further information about the reinsurance agreements between Donegal Mutual and our insurance subsidiaries. The intent of these catastrophe and excess of loss reinsurance agreements is to lessen the effects of a single large loss, or an accumulation of smaller losses arising from one event, to levels that are appropriate given each insurance subsidiary’s size, underwriting profile and surplus capacity.

We own 48.2% and Donegal Mutual owns 51.8% of Donegal Financial Services Corporation, or DFSC. On May 6, 2011, Union National Financial Corporation, or UNNF, a bank holding company headquartered in Lancaster, Pennsylvania, merged with and into DFSC, with DFSC as the surviving corporation. On the same date, Union National Community Bank, a national banking association headquartered in Lancaster, Pennsylvania and a subsidiary of UNNF, merged with and into Province Bank FSB, a federal savings bank and a subsidiary of DFSC. Upon the merger, Province Bank FSB changed its name to Union Community Bank FSB, or UCB, and continued its status as a federal savings bank.

As a result of DFSC’s ownership of UCB, Donegal Mutual and we, as the two owners of DFSC, and DFSC are grandfathered unitary savings and loan holding companies regulated under the Home Owners’ Loan Act, or HOLA. Grandfathered unitary savings and loan holding companies are regulated by the Board of Governors of the Federal Reserve System, or the Board. UCB is regulated by the Office of the Comptroller of the Currency, or the OCC.

No person may lawfully acquire control of a grandfathered unitary savings and loan holding company without complying with regulatory requirements under either HOLA, if the acquiror is a company, or the Change in Bank Control Act, or the CBCA, which can apply to any kind of acquirer, including an individual. The Board regulations under the CBCA establish a rebuttable presumption of control applicable to any person who wishes to acquire more than 10% of any class of voting security of a grandfathered unitary savings and loan holding company registered under the Exchange Act, such as DGI. Such a person must make a filing with the Board either rebutting the presumption of control or else conceding that the presumption applies and providing the personal and financial information the CBCA requires. The person may only consummate the stock purchase if the Board does not disapprove the acquisition within a time period that lasts a minimum of 60 days, and sometimes longer.

We do not consolidate the financial statements of DFSC and its wholly owned subsidiary, UCB, with our financial statements. We have filed the separate consolidated financial statements of DFSC as a schedule to our Form 10-K Annual Report for the year ended December 31, 2012.

UCB is currently in the process of converting to a Pennsylvania-chartered stock savings bank, which UCB believes it can complete by June 30, 2013. As the two owners of DFSC, both Donegal Mutual and we believe such a conversion would be beneficial to UCB. Following the conversion, the primary regulators of UCB will be the Pennsylvania Department of Banking and the Board pursuant to HOLA. At December 31, 2012, UCB had total assets of $509.8 million, total deposits of $422.8 million and total loans of $294.5 million. UCB had net income of $9.8 million for the year ended December 31, 2012. Donegal Mutual and UCB are also parties to an administrative services agreement. Under this agreement, Donegal Mutual provides various services, principally internal audit, investment, information technology, administrative support, facility and equipment maintenance services and purchasing, to UCB, subject to the overall limitation that the costs Donegal Mutual charges to UCB may not exceed the costs of independent vendors for similar services and further subject to annual maximum cost limitations specified in the administrative services agreement. Donegal Mutual and we also conduct routine banking business with UCB in the ordinary course of business of the Donegal Insurance Group.

Donegal Mutual leases 3,600 square feet in a Donegal Mutual-owned building in Marietta, Pennsylvania to UCB. In addition, UCB leases 3,000 square feet of space in a building in Lancaster, Pennsylvania from DFSC. Both leases provide for an annual rent based on an independent appraisal each year.

The Risk Management Committee

The Donegal Insurance Group maintains a risk management committee. The risk management committee consists of 14 officers of Donegal Mutual, seven of whom are also executive officers of DGI. The purpose of the risk management committee is to assess and monitor the major strategic, operational, regulatory, informational and external risks that affect the business the Donegal Insurance Group transacts and the internal and external resources of the Donegal Insurance Group for assessing and controlling such risks.

The responsibilities of the risk management committee on behalf of the Donegal Insurance Group include:

•	evaluating the effectiveness of the Donegal Insurance Group’s assessment and management of risk;

•	developing and recommending policies and procedures relating to risk assessment, risk management and risk reporting;

•	assessing the Donegal Insurance Group’s risk management, compliance and control activities and the adequacy of such activities in identifying the risks that confront the Donegal Insurance Group; and

•	reporting periodically to our respective boards of directors.

The Donegal Insurance Group’s risk management committee meets quarterly, and annually evaluates its performance of its responsibilities.

Director Compensation

Our objectives for our director compensation program are to attract highly-qualified individuals to serve on our board of directors and to align the interests of our directors with the interests of our stockholders. The compensation committee reviews our director compensation program annually to confirm that the compensation of the members of our board of directors remains competitive and appropriate and to make recommendations to our board of directors that the compensation committee believes are appropriate.

Type of Compensation		Amount	Form of Payment
Annual Retainer	Base Retainer	$45,616	$40,000 in cash and an annual restricted stock award of 400 shares of Class A common stock with an estimated value of $5,616 as of January 1, 2013
	Additional retainer amount for each committee meeting attended	$250	Cash
	Additional retainer amount for each audit committee meeting attended	$500	Cash
Periodic Equity Grant	When we grant options to our executive officers, we typically also grant options to our directors exercisable for ten years at a price not less than the closing market price on the date of grant	Option to purchase 8,500 shares at $14.50 per share (valued at $24,225 on the December 20, 2012 date of grant)	Non-qualified stock options

Under our equity incentive plan for directors, each of our directors and each director of Donegal Mutual who is not also one of our directors receives an annual restricted stock award of 400 shares of our Class A common stock. We grant the award to each director as of the first business day of each year, provided the director served as a member of our board of directors or as a member of the board of directors of Donegal Mutual during any portion of the preceding year. Each of our directors and each of the directors of Donegal Mutual is also eligible to receive non-qualified options to purchase shares of our Class A common stock in an amount our board of directors determines from time to time. On December 20, 2012, we granted each of our directors and each director of Donegal Mutual who was not also a member of our board of directors a non-qualified stock option to purchase 8,500 shares of our Class A common stock at an exercise price of $14.50 per share. Each option is exercisable until December 20, 2022. Donegal Mutual reimburses us for the restricted stock awards granted to those directors of Donegal Mutual who are not also members of our board of directors.

The following table sets forth a summary of the compensation we paid to our non-officer directors during 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Robert S. Bolinger	48,500	5,664	24,225	78,389
Patricia A. Gilmartin	42,500	5,664	24,225	72,389
Philip H. Glatfelter, II	95,250	5,664	24,225	125,139
Jack L. Hess	49,250	5,664	24,225	79,139
Kevin M. Kraft, Sr.	45,000	5,664	24,225	74,889
John J. Lyons	48,750	5,664	24,225	78,639
Jon M. Mahan	46,000	5,664	24,225	75,889
S. Trezevant Moore, Jr.	43,500	5,664	24,225	73,389
R. Richard Sherbahn	46,750	5,664	24,225	76,639
Richard D. Wampler, II	49,250	5,664	24,225	79,139

The following table summarizes the outstanding equity awards our directors held at December 31, 2012, excluding the awards our chairman and chief executive officer, Mr. Nikolaus, holds, which we report elsewhere in this proxy statement:

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
	(#) Exercisable	(#) Unexercisable
Robert S. Bolinger	7,500	—	17.50	7/17/2013	400	5,616
	6,667	3,333	14.00	7/15/2015
	4,000	8,000	12.50	7/27/2021
	—	8,500	14.50	12/20/2022
Patricia A. Gilmartin	7,500	—	17.50	7/17/2013	400	5,616
	6,667	3,333	14.00	7/15/2015
	4,000	8,000	12.50	7/27/2021
	—	8,500	14.50	12/20/2022
Philip H. Glatfelter, II	7,500	—	17.50	7/17/2013	400	5,616
	6,667	3,333	14.00	7/15/2015
	4,000	8,000	12.50	7/27/2021
	—	8,500	14.50	12/20/2022
Jack L. Hess	6,667	3,333	14.00	7/15/2015	400	5,616
	4,000	8,000	12.50	7/27/2021
	—	8,500	14.50	12/20/2022
Kevin M. Kraft, Sr.	7,500	—	17.50	7/17/2013	400	5,616
	6,667	3,333	14.00	7/15/2015
	4,000	8,000	12.50	7/27/2021
	—	8,500	14.50	12/20/2022
John J. Lyons	7,500	—	17.50	7/17/2013	400	5,616
	6,667	3,333	14.00	7/15/2015
	4,000	8,000	12.50	7/27/2021
	—	8,500	14.50	12/20/2022
Jon M. Mahan	7,500	—	17.50	7/17/2013	400	5,616
	6,667	3,333	14.00	7/15/2015
	4,000	8,000	12.50	7/27/2021
	—	8,500	14.50	12/20/2022
S. Trezevant Moore, Jr.	7,500	—	17.50	7/17/2013	400	5,616
	6,667	3,333	14.00	7/15/2015
	4,000	8,000	12.50	7/27/2021
	—	8,500	14.50	12/20/2022
R. Richard Sherbahn	7,500	—	17.50	7/17/2013	400	5,616
	6,667	3,333	14.00	7/15/2015
	4,000	8,000	12.50	7/27/2021
	—	8,500	14.50	12/20/2022
Richard D. Wampler, II	7,500	—	17.50	7/17/2013	400	5,616
	6,667	3,333	14.00	7/15/2015
	4,000	8,000	12.50	7/27/2021
	—	8,500	14.50	12/20/2022

In addition to the compensation we describe in the two preceding tables, we reimburse our directors for expenses they incur in connection with attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of our stockholders.

Our Code of Business Conduct and Ethics

We conduct our business pursuant to our code of business conduct and ethics because we believe it is important that we conduct our business with integrity and with the trust of the people with whom we do business. Our code of business conduct and ethics provides guidance to our employees and independent agents who deal with the legal and ethical issues that arise in our business dealings with others. You may view our code of business conduct and ethics on our website at www.donegalgroup.com.

We also maintain an internal audit department that evaluates our business and financial processes, our management of risk and our financial controls. Our director of internal audit reports regularly to the audit committee of our board of directors and to our board of directors.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

2012 Performance Review

Our results of operations for 2012 improved significantly compared to our results of operations for 2011 when an unusual frequency of severe storms, intense competition and a poor economic climate in our market area resulted in an underwriting loss. We also increased our already strong financial condition in 2012. The following table depicts our net revenues and our results of operations for the year ended December 31, 2012 and the price of our Class A common stock at December 31, 2012 compared to the same data at December 31, 2011.

	2012	2011	% Change
Total revenues	$515.0 million	$475.0 million	8.4%
Net income	23.1 million	453,000	5,099.3
Class A common stock price at year end	14.04	14.16	-0.8

Stock Option Grants

On December 20, 2012, our board of directors granted stock options to our employees, including our named executive officers, and also granted options to our directors. We also granted each director an option to purchase 8,500 shares of our Class A common stock that vests in three equal installments during the first three years of the ten-year term of the option. Each stock option is exercisable at a price of $14.50 per share, which price exceeded the closing price of our Class A common stock on the date of grant by a modest amount:

Name of Grantee	Number of Shares Purchasable	Exercise Price
Donald H. Nikolaus	150,000	$14.50
Each other named executive officer	45,000	14.50
Each director other than Mr. Nikolaus	8,500	14.50

Summary of the 2012 Compensation of Our Named Executive Officers

The compensation of our named executive officers in 2012 consisted of three principal elements:

•	a base salary paid in cash;

•	an incentive bonus paid in cash; and

•	long-term incentive compensation in the form of stock options.

We paid aggregate incentive bonuses of $625,500 to our named executive officers in 2012 compared to no incentive bonuses in 2011 when we incurred an underwriting loss. Our named executive officers also participate in our 401(k) plan to which we make contributions on a formula basis. Our named executive officers also receive the health and other insurance benefits we make available to all of our full-time employees.

2012 Total Direct Compensation of Our Named Executive Officers

Annual Compensation	Key Factors	Purpose	2012 Actions
Base Salary	Compensation committee reviews and recommends adjustments to base salary annually based on performance and prevailing salaries within our peer group	Provides fixed amount of cash on which named executive officers may rely	Cash increase for 2012 of an average of 10.5% to reflect salaries within our peer group
Annual Incentive Plan (Cash Incentive Award)

Compensation committee determines funding level on a formula basis

Chief executive officer recommends the allocation of the bonus pool among individual officers based on performance against key business priorities and performance of their respective business units

		Motivates named executive officers to achieve individual officers’ performance goals Reinforces pay for performance Focuses entire organization on achieving key business objectives	We paid bonuses for 2012 on a formula basis based on our underwriting profitability
Long-Term Incentive Compensation	Stock options that vest in three equal annual installments

Stock options support our growth, provide a link between the compensation of our named executive officers and our stock price and also serve as a retention device

Supports pay for performance because options have substantial value only if our stock price increases by a substantial amount over the exercise price of the option

Stock options granted in 2012 that are exercisable at $14.50 per share, vest in three equal annual installments and expire on December 20, 2022

We believe our 2012 compensation programs for our named executive officers reflect best practices, and we designed those programs to balance risk and reward in our overall business strategy. The description of our compensation programs emphasizes that we tie a significant percentage of the total compensation of our named executive officers directly to our underwriting results. In addition, the annual incentive bonus awards are based on our underwriting profitability, which causes our named executive officers to evaluate carefully the taking of excessive risk because a reduction in underwriting profitability would adversely affect the compensation of our named executive officers. Finally, our compensation programs for our named executive officers do not have the practical effect of providing guaranteed compensation to our named executive officers as the compensation of our named executive officers in 2011 demonstrates when we paid no bonuses because we incurred an underwriting loss in 2011.

We believe that the compensation programs we describe in this proxy statement establish that we have the appropriate programs to align effectively the interests of our named executive officers with the interests of our stockholders, and that our compensation programs constitute an incentive for the enhancement of our long-term value.

Evaluation of the Performance of Our Named Executive Officers in 2012 and the Compensation of Our Named Executive Officers for 2012

The compensation committee does not restrict its evaluation of the performance of our named executive officers to predetermined formulas or a limited set of criteria. The compensation committee considered our results of operations for 2012 in achieving the short-term and long-term objectives we describe below:

Objective:

•	Achieve underwriting results superior to the underwriting results of other property and casualty insurance companies on a long-term basis.

•

We believe we achieved this objective in 2012, because of the substantial improvement in our underwriting profitability we experienced in 2012. We have taken a number of steps to address the adverse weather issues that adversely impacted our underwriting profitability in 2011, including reinspection of properties, more stringent underwriting standards and increases in premium rates. Our statutory combined ratio for 2012 was 99.8% compared to the property and casualty industry combined ratio of 106.2% A.M. Best Company projects for 2012. We believe our underwriting results were favorable in light of a challenging underwriting environment.

Objective:

•	Achieve consistent revenue growth over a five-year period.

•

We believe we achieved this objective for the five years ended December 31, 2012 because our average compound rate of revenue growth for that period was 8.6% despite a soft insurance market and intense competition.

Objective:

•	Achieve book value growth over a five-year period.

•	We believe we achieved this objective for the five years ended December 31, 2012 because our compound rate of book value growth for that period was 2.6%.

The compensation committee believes that each component of our executive compensation is consistent with our overall compensation philosophy of “results-based pay.” We have designed the components of our executive compensation to complement each other and to reward the achievement of our short-term and long-term business objectives. The compensation committee recognizes the fulfillment of our objectives by our individual executive officers through adjusting base salary, by awarding cash bonuses and by granting stock options.

The compensation of our chief executive officer is higher than the compensation of our other named executive officers because of our chief executive officer’s breadth of executive and operating responsibilities for the Donegal Insurance Group. The relationship between the compensation of our chief executive officer and the compensation of our other named executive officers also reflects the fact that we do not have a separate chief operating officer. In addition to the individual fulfillment by an individual named executive officer of such officer’s duties and responsibilities, the compensation committee also considers teamwork, development, time in position, expenses and internal equity among our named executive officers and their ability to collaborate and communicate effectively with our other executive officers.

On an overall basis, our compensation committee believes that our named executive officers achieved the targets our board of directors established for our named executive officers at the start of 2012 as set forth in our management-prepared business plan for 2012.

We believe the specific compensation decisions we made for each of our named executive officers in 2012 appropriately reflect our financial and operational performance in 2012. Our compensation committee also evaluates the achievement by our named executive officers of our other corporate objectives, and the contribution of each of our named executive officers to those achievements in each such officer’s primary area of responsibility.

Employment and Change of Control Agreements

Employment Agreement with Mr. Nikolaus

The employment and change of control agreement, or employment agreement, Donegal Mutual and we have with Mr. Nikolaus provides for an initial term of five years. On each anniversary date of the execution of the employment agreement, the term automatically extends for an additional one-year period, so that on each extension date the employment agreement will have a remaining term of five years unless either Mr. Nikolaus or our board of directors provides not less than six months advance notice that the automatic extension will terminate as of the next succeeding anniversary of the effective date.

A summary of the other principal terms of our employment agreement with Mr. Nikolaus is as follows:

•

Mr. Nikolaus has the right to receive an annual base salary of (a) $575,000 or (b) such greater amount, if any, as our compensation committee and the compensation committee of Donegal Mutual jointly recommend and as their boards of directors approve from time to time.

•	Mr. Nikolaus has the right to participate in our annual executive incentive bonus plan and the benefit plans in which all of our other executive officers participate.

•

Subject to any required stockholder approval, Mr. Nikolaus has the right to receive an annual grant of non-qualified stock options to purchase not less than 150,000 shares of our Class A common stock at a price per share equal to the closing price of our Class A common stock on the date of each annual grant. Each option vests in three equal installments on the nine-month and the second and third anniversaries of the grant date and remains exercisable for a term of ten years from the date of grant. In 2012, we granted Mr. Nikolaus an option, subject to the foregoing terms, to purchase 150,000 shares of our Class A common stock at an exercise price of $14.50 per share. The closing price of our Class A common stock on the date of that grant was $14.48 per share.

•	The employment agreement includes customary provisions relating to vacations, illness, death, indemnification, confidentiality and non-competition.

•

The employment agreement includes certain rights to terminate the agreement and, upon the occurrence of certain events, such as a change of control, the right to receive severance payments as set forth in the employment agreement.

Consulting Agreement with Mr. Nikolaus

Upon Mr. Nikolaus’ retirement or termination of his employment under the employment agreement for other than cause, his death, his permanent disability or his termination of the employment agreement for good reason, as the employment agreement defines each of those terms, the term of the consulting agreement Donegal Mutual and we have with Mr. Nikolaus will commence and continue for a period of five years from its date of commencement.

A summary of the principal terms of the consulting agreement with Mr. Nikolaus is as follows:

•

Donegal Mutual and we will retain Mr. Nikolaus to provide consulting services to us and our respective boards of directors in connection with our general operations, our merger and acquisition activities, participation in meetings and other activities of the Insurance Federation of Pennsylvania and such other projects and assignments as to which Mr. Nikolaus, Donegal Mutual and we mutually agree from time to time.

•	Mr. Nikolaus’ status under the consulting agreement will be that of an employee of Donegal Mutual and DGI.

•

The consulting agreement provides that Mr. Nikolaus will receive all benefits we provide to our senior executive officers and such benefits as became fully vested while Mr. Nikolaus served as our chief executive officer pursuant to his employment agreement with Donegal Mutual and us.

•

Under the consulting agreement, we will pay Mr. Nikolaus annual compensation in an amount equal to 50% of his base salary, as defined in his employment agreement, for our last completed fiscal year before the year in which the consulting agreement becomes effective, but in no event less than $600,000 per year, plus such discretionary incentive payments as our respective boards of directors may jointly authorize from time to time.

•	The consulting agreement includes customary provisions relating to vacations, illness, death, indemnification, confidentiality and non-competition.

•

The consulting agreement includes certain rights for either Mr. Nikolaus or us to terminate the consulting agreement and for Mr. Nikolaus to receive certain payments upon such termination, as set forth in the consulting agreement.

Employment and Change of Control Agreements with Our Named Executive Officers Other Than Mr. Nikolaus

The respective employment agreements among Donegal Mutual, us and Messrs. Burke, Greenya, Miller, Shenk and Wagner, who collectively constitute our other named executive officers, contain provisions similar to those included in the employment agreement among Mr. Nikolaus, Donegal Mutual and us, except as follows:

•

The initial term of the employment agreements is three years; however, such term automatically extends on each anniversary of the effective date of the employment agreements for an additional one-year period, so that, on each anniversary date of the effective date of the employment agreement of each named executive officer, each employment agreement will have a remaining term of three years unless either the named executive officer or the respective boards of directors of Donegal Mutual or us provide not less than 90 days advance notice that the automatic extension will terminate upon the next succeeding extension date of the employment agreement.

•	We have agreed to pay each of these named executive officers an annual base salary as follows:

(a)	the amount of:

•	Mr. Burke, $195,000;

•	Mr. Greenya, $195,000;

•	Mr. Miller, $217,000;

•	Mr. Shenk, $241,000; and

•	Mr. Wagner, $195,000;

or

(b)	such greater amount, if any, as the compensation committees of Donegal Mutual and us recommend and our board of directors and the board of directors of Donegal Mutual each respectively approve from time to time.

•	The employment agreements provide customary provisions relating to vacations, illness, death, indemnification and confidentiality.

•

The employment agreements include certain rights to terminate the agreements and, upon the occurrence of certain events such as a change of control, the right to receive severance payments, as the respective employment agreements provide.

Our Compensation Philosophy and Risk Management Considerations

Our compensation committee, meeting separately and on occasion jointly with the compensation committee of Donegal Mutual, oversees our compensation and benefit plans and policies. The oversight by the compensation committees of our compensation process includes reviewing and recommending for approval by our board of directors equity-based incentive awards to our executive officers and all other compensation decisions relating to our executive officers.

The compensation committee determined that the primary objectives of our compensation programs for our executive officers are to:

•	Attract and retain talented and dedicated executive officers who contribute to our growth, development and profitability and encourage their retention.

•

We believe we achieved this objective because we have employed three of our six named executive officers we include in our summary compensation table continuously for the entire 27-year period we have been in existence, and we have employed our other three named executive officers for 25, 19 and 12 years, respectively.

•	Motivate our executive officers to achieve our strategic business objectives and reward them upon their achievement of those objectives.

•

We believe we achieved this objective through the compound rate of growth in our total revenues, which was 8.6% for the five years ended December 31, 2012, and through the compound rate of growth in our book value, which was 2.6% for the five years ended December 31, 2012.

•	Provide long-term compensation to our executive officers that rewards them for sustained financial and operating performance and leadership excellence.

•

We changed our stock option program in 2011 based upon the advice of Towers Watson. We believe our stock option grants as currently structured reward our executive officers for sustained financial and operating leadership and performance.

To achieve the above objectives, we compensate our executive officers through a combination of base salary, annual cash bonuses, principally based on our underwriting results, and long-term equity compensation in the form of stock options.

The compensation committee believes that our underwriting results-based bonus plan and our performance-based equity ownership programs create incentives that have been designed to result in the creation of long-term stockholder value as well as creating incentives for our executive officers to remain with us for the long-term. We have designed the following elements of our compensation programs to promote the creation of long-term stockholder value without creating conditions that could lead to the taking of excessive risk:

•	The financial measures we use to determine the bonuses of our executive officers are metrics the compensation committee believes promote long-term stockholder value. These measures include our underwriting profitability, our return on equity and our growth in net written premiums. The compensation committee sets limits on these bonus payments that encourage success without encouraging excessive risk-taking or short-term results.

•

We grant stock options that are exercisable for ten years from the date of grant at an exercise price that approximates but is not less than the closing price of our Class A common stock on the day before the date of grant. Our compensation committee believes such stock options encourage our executive officers to attain sustained long-term performance.

•	Our stock option plans authorize us to grant options to purchase shares of our Class A common stock to our employees, officers and directors.

•

We do not reduce the exercise price of stock options if the price of our Class A common stock subsequently declines below the exercise price unless we first obtain stockholder approval. However, we do adjust the exercise price of previously granted stock options to reflect recapitalizations, stock or extraordinary dividends, stock splits, mergers, spin-offs and similar events as the applicable stock option plan permits.

At our 2011 annual meeting of stockholders, our stockholders voted to submit the compensation of our named executive officers to a non-binding vote of our stockholders once every three years. Our stockholders approved those compensation arrangements at our 2011 annual meeting of stockholders by a total of 6,048,225 votes FOR and 536,355 votes AGAINST. We will next submit the compensation of our named executive officers to a non-binding stockholder vote at our 2014 annual meeting of stockholders.

Our Compensation Process

In assessing the performance of our named executive officers in light of the objectives our board of directors establishes, the compensation committee reviews specific achievements associated with each named executive officer’s attainment of those objectives, the degree of difficulty in achieving those objectives and the extent to which significant unforeseen obstacles or favorable circumstances affected their performance. As part of its oversight of the compensation of our named executive officers, the compensation committee recommended the following compensation adjustments for 2012 for our named executive officers:

•

increases in the base salaries of our named executive officers for 2012 that averaged 10.5%, which our compensation committee considered reasonable based on publicly available information from companies we informally consider our peer group (EMC Insurance Group, State Auto Financial Corporation and Selective Insurance Group) and our underwriting results for 2012, which improved significantly compared to 2011.

Limitations on the Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, generally does not allow us to deduct annual compensation we pay to any of our named executive officers that is in excess of $1 million for federal income tax purposes. However, compensation paid pursuant to a performance-based plan is generally not subject to the Section 162(m) limitation.

Although the compensation committee is aware of the Section 162(m) limitation, our compensation committee believes that it is equally important to maintain flexibility and the competitive effectiveness of the compensation of our named executive officers. The compensation committee may, therefore, from time to time, authorize compensation agreements or plans that would not be deductible for federal income tax purposes if the compensation committee believes it is in our best interests and in the best interests of our stockholders to do so.

Our Cash Incentive Bonus Plan

For a number of years, we have had a cash incentive bonus plan for our officers, including our named executive officers. We determine the amount, if any, available for the award of these bonuses pursuant to a formula that we base on our annual underwriting income and other financial results of the Donegal Insurance Group. The formula operates as follows:

•	We first determine the base underwriting income, if any, that the Donegal Insurance Group realized for the year;

•

We then adjust that base underwriting income, if any, by adding back the amount the Donegal Insurance Group accrued during the year for bonuses to our officers, and make a formula-based adjustment to limit the impact of any catastrophe losses and guaranty fund assessments on the base underwriting income, if any, the Donegal Insurance Group experienced for the year;

•	We then adjust the amount so determined based on variable percentages of the growth in net written premium of the Donegal Insurance Group for the year as specified in our bonus plan;

•	We then multiply the amount so determined by a percentage that is based on the return on equity of the Donegal Insurance Group for the year;

•	We then multiply the amount so determined by a predetermined factor, and the resulting amount constitutes the executive incentive compensation pool for the applicable year;

•	If the surplus of the Donegal Insurance Group for the year is below the amount our bonus plan specifies, we reduce the executive incentive compensation pool by 50%; and

•	Our compensation committee then allocates that executive incentive compensation pool among our officers, including our named executive officers, on a discretionary basis.

Other Aspects of Our Compensation Philosophy

Other Benefits

We provide our named executive officers with the same employee benefits that all of our other employees receive under our broad-based benefit plans. These plans provide for health benefits, life insurance and other customary welfare benefits.

Perquisites

We do not provide our named executive officers with any retirement or welfare plan benefits that we do not provide to all of our other employees.

Summary Compensation Table

The following table shows the compensation we paid during 2010, 2011 and 2012 for services rendered in all capacities to our chief executive officer, our chief financial officer and our four other most highly compensated executive officers. We refer to these officers, whom we name in the table below, as our named executive officers. During 2011, we entered into employment agreements with all of our executive officers, including our named executive officers. We do not provide any of our named executive officers with restricted stock awards, non-equity incentive plan compensation, deferred compensation or pension benefits with the exception of two of our named executive officers who receive an annual restricted stock award as part of their compensation as members of our board of directors and the Donegal Mutual board of directors.

Based on the compensation we paid to our named executive officers in 2012, their salaries accounted for 48.8% of their total compensation in 2012 and performance-based bonus accounted for 17.1% of their total compensation in 2012.

Name and Principal Position	Year	Salary($)	Bonus($)(1)	Stock Awards at Grant Date Fair Value ($)	Option Awards at Grant Date Fair Value ($)(2)	All Other Compen- sation ($)(3)	Total ($)

Donald H. Nikolaus, Chairman and Chief Executive Officer	2012 2011 2010	650,000 575,000 565,000	297,500 — —	5,664 4,404 4,833	427,500 380,000 220,500	66,133 61,161 50,439	1,446,797 1,020,565 840,772

Kevin G. Burke, Senior Vice President	2012 2011 2010	215,000 195,000 190,000	65,000 — —	— — —	128,250 142,500 63,000	12,076 11,718 11,661	420,326 349,218 264,661

Cyril J. Greenya, Senior Vice President and Chief Underwriting Officer	2012 2011 2010	215,000 195,000 190,000	65,000 — —	5,664 4,404 4,833	128,250 142,500 63,000	56,592 51,910 45,772	470,506 393,814 303,605

Jeffrey D. Miller, Senior Vice President and Chief Financial Officer	2012 2011 2010	245,000 217,000 207,000	68,000 — —	— — —	128,250 142,500 69,300	12,199 11,737 11,711	453,449 371,237 288,011

Robert G. Shenk, Senior Vice President, Claims	2012 2011 2010	248,000 241,000 236,000	65,000 — —	— — —	128,250 142,500 63,000	13,791 13,387 13,362	455,041 396,887 312,362

Daniel J. Wagner, Senior Vice President and Treasurer	2012 2011 2010	215,000 195,000 190,000	65,000 — —	— — —	128,250 142,500 63,000	12,465 12,068 12,002	420,715 349,568 265,002

(1)	Our executive officers are eligible to participate in a cash incentive bonus plan, although we did not pay any bonuses in 2010 or 2011 because of our underwriting results. We refer you to “Executive Compensation – Our Cash Incentive Plan.”

(2)	We show the option awards at an estimated grant date fair value, which we calculated by using an option pricing model. Further, the options are subject to a vesting schedule, and the estimated value obtained from the option pricing model does not represent actual value based upon trading prices of our Class A common stock at the grant date. See Note 14 to our consolidated financial statements included in our 2012 annual report to stockholders for information on the accounting treatment and calculation of the grant date fair value of these stock options.

(3)	In the case of Mr. Nikolaus, the total shown includes directors and committee meeting fees of $45,500 and a matching 401(k) plan contribution of $12,228 paid during 2012. In the case of Messrs. Burke, Shenk, Miller and Wagner, the total shown includes a matching 401(k) plan contribution of $11,347, $11,360, $11,362 and $11,347, respectively, paid during 2012. In the case of Mr. Greenya, the total shown includes directors fees of $41,500 and a matching 401(k) plan contribution of $11,347 paid during 2012.

Grants of Plan-Based Awards

During 2012, we granted non-qualified options to purchase shares of our Class A common stock at an exercise price of $14.50 per share to our named executive officers as set forth in the table below. As of the close of business on the date on which we granted the options, the closing market price of our Class A common stock was $14.48.

Name	Grant Date	Number of Shares Subject to Option	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Option Awards ($)
Donald H. Nikolaus	12/20/12	150,000	14.50	427,500
Kevin G. Burke	12/20/12	45,000	14.50	128,250
Cyril J. Greenya	12/20/12	45,000	14.50	128,250
Jeffrey D. Miller	12/20/12	45,000	14.50	128,250
Robert G. Shenk	12/20/12	45,000	14.50	128,250
Daniel J. Wagner	12/20/12	45,000	14.50	128,250

Stock Incentive Plans

We have an equity incentive plan for our employees and an equity incentive plan for our directors. Under these plans, our board of directors, upon the recommendation of its compensation committee, may grant options to purchase our Class A common stock and, in the case of our directors, restricted stock awards as well as stock options. Grants under the plans can take the form of incentive stock options, non-qualified stock options, stock units and other stock-based awards. With the exception of an annual fixed restricted stock award we issue to our directors, all of our incentive compensation grants have been stock options. The purpose of the plans is to provide long-term incentive awards to our employees and directors as a means to attract, motivate, retain and reward talented and experienced persons.

At December 31, 2012, we had reserved 33,236 shares of our Class A common stock for future grants under our 2011 equity incentive plan for employees and 7,700 shares of our Class A common stock for future grants under our 2011 equity incentive plan for directors. If shares reserved for issuance upon the exercise of an option are not issued for any reason, we may again grant options to purchase those shares. Because the amount of shares remaining for future stock options under our 2011 equity incentive plan for employees and our 2011 equity incentive plan for directors is insufficient to continue these plans in 2013, we have proposed approval of a 2013 equity incentive plan for employees and the approval of a 2013 equity incentive plan for directors at our 2013 annual meeting of stockholders. See Proposal 3 and Proposal 4 in this proxy statement.

If the number and kind of shares available for grants and options under our plans and the exercise price of outstanding options were to change by reason of a merger, consolidation, reorganization, stock split, stock dividend or other event affecting the number of outstanding shares of our Class A common stock, the plans provide for an automatic adjustment in the kinds of shares and the price per share to reflect any increase or decrease in the number of, change in kind of or change in value of shares to preclude the enlargement or dilution of rights and benefits under the plans. Unless otherwise provided in individual option or employment agreements, unvested options do not automatically accelerate in the event of a business combination or in the event of the sale of all or substantially all of our assets.

Our board of directors, upon the recommendation of its compensation committee, has:

•

the authority to determine the persons eligible to receive an option grant, the number of shares subject to each option, the exercise price of each option, the vesting schedule, the circumstances in which the vesting of options may accelerate and any extension of the period for exercise; and

•	the authority to determine any matter relating to options granted under our stock incentive plans.

Our board of directors has the authority to suspend, amend or terminate our stock incentive plans, except as would adversely affect the rights of persons holding outstanding awards without the consent of such persons.

Outstanding Equity Awards at December 31, 2012

The following table summarizes the outstanding equity awards our named executive officers held at December 31, 2012:

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Name	(#) Exercisable	(#) Unexercisable
Donald H. Nikolaus	175,000 116,667 66,667 —	— 58,333 133,333 150,000	17.50 14.00 12.50 14.50	7/17/2013 7/15/2015 7/27/2021 12/20/2022	400	5,616
Kevin G. Burke	40,000 33,333 25,000 —	— 16,667 50,000 45,000	17.50 14.00 12.50 14.50	7/17/2013 7/15/2015 7/27/2021 12/20/2022	—	—
Cyril J. Greenya	40,000 33,333 25,000 —	— 16,667 50,000 45,000	17.50 14.00 12.50 14.50	7/17/2013 7/15/2015 7/27/2021 12/20/2022	400	5,616
Jeffrey D. Miller	45,000 36,667 25,000 —	— 18,333 50,000 45,000	17.50 14.00 12.50 14.50	7/17/2013 7/15/2015 7/27/2021 12/20/2022	—	—
Robert G. Shenk	40,000 33,333 25,000 —	— 16,667 50,000 45,000	17.50 14.00 12.50 14.50	7/17/2013 7/15/2015 7/27/2021 12/20/2022	—	—
Daniel J. Wagner	40,000 33,333 25,000 —	— 16,667 50,000 45,000	17.50 14.00 12.50 14.50	7/17/2013 7/15/2015 7/27/2021 12/20/2022	—	—

Option Exercises and Stock Vested

The following table summarizes stock options exercised by our named executive officers and, in the case of our named executive officers who are also directors, restricted stock awards vested, during 2012:

Option Exercises and Stock Vested
	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Donald H. Nikolaus	—	—	400	5,616
Kevin G. Burke	—	—	—	—
Cyril J. Greenya	—	—	400	5,616
Jeffrey D. Miller	—	—	—	—
Robert G. Shenk	—	—	—	—
Daniel J. Wagner	—	—	—	—

(1)	Value realized is based upon the closing price of our Class A common stock on NASDAQ on the date of exercise or vesting minus the exercise price of the option awards.

Pension Benefits

None of our named executive officers participated in or had an account balance in qualified or non-qualified defined benefit plans that we sponsored in 2011 or 2012, and we contemplate none for 2013.

Non-Qualified Deferred Compensation

None of our named executive officers participated in or had account balances in non-qualified deferred compensation plans or other deferred compensation plans that we maintained in 2010, 2011 or 2012, and we contemplate none for 2013.

Limitation of Liability and Indemnification

Our certificate of incorporation includes a provision that limits, to the maximum extent Delaware law permits, the liability of our directors and officers to us and to our stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment as being material to the cause of action.

This limitation does not, however, apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding.

Our certificate of incorporation and by-laws obligate us, to the maximum extent Delaware law permits, to indemnify any person who is or was a party, or is threatened to be made a party, to any threatened or pending action, suit or proceeding by reason of the fact that such person is or was one of our directors or officers, or, while one of our directors or officers, is or was serving, at our request, as a director or officer of another entity. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to our officers and directors pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in such laws and is unenforceable.

In addition, our certificate of incorporation and by-laws permit us, at our expense, to purchase and maintain insurance to protect us and any of our or our subsidiaries’ directors, officers or employees against any liability of any character asserted against or incurred by us or any such director, officer or employee or arising out of any such person’s corporate status, whether or not we would have the power to indemnify such person against such liability under Delaware law. We also maintain and intend to continue to maintain directors’ and officers’ liability insurance.

Report of the Compensation Committees of Donegal Mutual and DGI

The compensation committee of our board of directors held a joint meeting with the compensation committee of the board of directors of Donegal Mutual. The compensation committees reviewed and discussed the compensation discussion and analysis that appears under the caption “Executive Compensation Discussion and Analysis.”

Based on the review and discussion by our compensation committee with management and the joint meeting with the members of our compensation committee of Donegal Mutual, the members of our compensation committee then held a separate meeting at which our compensation committee reviewed our success in meeting our corporate objectives for 2012. Our compensation committee then reviewed the individual performance of our named executive officers. Our compensation committee then recommended to our board of directors that our board of directors approve the inclusion of the compensation discussion and analysis set forth in this proxy statement under the caption “Executive Compensation Discussion and Analysis” for filing with the SEC and the incorporation by reference of such compensation discussion and analysis in our annual report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

March 12, 2013	MEMBERS OF THE COMPENSATION COMMITTEES OF DONEGAL GROUP INC. AND DONEGAL MUTUAL INSURANCE COMPANY

Scott A. Berlucchi Philip H. Glatfelter, II Jack L. Hess John J. Lyons R. Richard Sherbahn Richard D. Wampler, II

Equity Compensation Plan Information

The following table sets forth information regarding our equity compensation plans:

Plan category	Number of securities (by class) to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities (by class) remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)		(c)
Equity compensation plans approved by securityholders	6,700,825	(Class A)	$14.27	(Class A)	40,936	(Class A)
Equity compensation plans not approved by securityholders	—		—		—

Total	6,700,825		$14.27		40,936

PROPOSAL 3

APPROVAL OF OUR 2013 EQUITY INCENTIVE PLAN FOR EMPLOYEES

Description of Our 2013 Equity Incentive Plan for Employees

Purpose

Our board of directors adopted our 2013 Equity Incentive Plan for Employees, or our 2013 Incentive Plan, on March 12, 2013, subject to stockholder approval of our 2013 Incentive Plan at our 2013 annual meeting of stockholders. The objective of our 2013 Incentive Plan is to provide an incentive to our employees to contribute to our growth, development and financial success as well as that of the member companies of the Donegal Insurance Group by continuing to align the interests of our employees with the interests of our stockholders.

Grants

Our 2013 Incentive Plan, if approved by the requisite vote of our stockholders at our 2013 annual meeting of stockholders, will permit the granting of options to purchase an aggregate of 4,500,000 shares of our Class A common stock, including options we intend will qualify as incentive stock options under Section 422 of the Code, and non-qualified stock options we do not intend will qualify under Section 422 of the Code. Although all of Donegal Mutual’s employees and all of the employees of our respective subsidiaries and affiliates are eligible to receive options under our 2013 Incentive Plan, the award of options to any particular employee is subject to the discretion of our board of directors and its compensation committee. We will target the grant of option awards to those officers and employees of the Donegal Insurance Group who are responsible for management and direction of its business. Our intent is to provide those officers and employees with the opportunity to participate in the growth we anticipate in the value of our Class A common stock.

Our board of directors may make the following types of grants under our 2013 Incentive Plan:

•	qualified and non-qualified stock options;

•	restricted stock awards; and

•	other stock-based awards based on, measured by or payable in shares of our Class A common stock.

Upon the approval of our 2013 Incentive Plan, we will no longer grant options under our 2011 Incentive Plan. The maximum number of shares of our Class A common stock for which we may grant options under our 2013 Incentive Plan may not exceed 4,500,000 shares. For administrative purposes, our board of directors will reserve shares for issuance when we grant options to purchase our Class A common stock under our 2013 Incentive Plan. If an option expires or terminates for any reason before it is fully vested or exercised, we may again make the number of shares subject to that option that the optionee has not purchased or that has not vested subject to another option under our 2013 Incentive Plan. We will make appropriate adjustments to outstanding options and to the number or kind of shares subject to our 2013 Incentive Plan in the event of a stock split, reverse stock split, stock dividend, share combination or reclassification and certain other types of corporate transactions, including a merger or a sale of all or substantially all of our assets. The maximum number of shares of our Class A common stock for which we may grant an option to any employee in any calendar year under our 2013 Incentive Plan may not exceed 250,000 shares.

Administration

Our board of directors or a board committee of two or more members who are non-employee directors within the meaning of Rule 16b-3 under the Exchange Act will administer our 2013 Incentive Plan. Our compensation committee, with the advice of our president and chief executive officer, will:

•	recommend to our board of directors the employees to whom we will grant options and the type, amount of shares and terms of each option grant;

•

determine the exercise price for the purchase of shares of our Class A common stock subject to options which exercise price may not be less than 100% of the closing price of our Class A common stock on the NASDAQ Global Select Market as of the close of business on the day before the date of grant of the option;

•	determine whether the options are incentive stock options or non-qualified options;

•	interpret the provisions of our 2013 Incentive Plan and decide all questions of fact arising in the application of our 2013 Incentive Plan; and

•	make all other determinations necessary or advisable for the administration of our 2013 Incentive Plan.

Option Agreements

Our compensation committee will determine the exercise price of any stock options we grant. The exercise price of an option will be equal to or greater than 100% of the fair market value of our Class A common stock as of the close of business on the day before the date of grant. Our 2013 Incentive Plan defines fair market value as the last sales price of our Class A common stock on the NASDAQ Global Select Market on the day before the date on which we grant a stock option. In the event no sales on the NASDAQ Global Select Market occur on such date, we will determine the fair market value as of the date immediately preceding the day before the date of grant of a stock option.

An option holder, upon the exercise of an option or a portion of an option, must pay the exercise price in full of the shares the option holder purchases. The payment will equal the exercise price of the option times the number of shares for which the option holder has exercised his or her option. An option holder may pay the exercise price by:

•	the payment of cash;

•

delivery of shares of our Class A common stock having a fair market value on the date of exercise equal to the exercise price of the number of shares for which the option holder is exercising his or her option;

•

having a broker or our transfer agent sell shares of our Class A common stock the option holder owns simultaneously with the exercise of the option and remitting the aggregate exercise price to us and the remainder of the proceeds to the holder of the option; or

•	any other method our board of directors authorizes in its discretion.

The policy of our compensation committee is that an option holder exercising an option must pay us any taxes we have the obligation to withhold as a result of the exercise at the time of exercise.

We will evidence the grant of an option by delivering a written option agreement to each option holder. The option agreement will be consistent with the terms of our 2013 Incentive Plan and as our compensation committee approves from time to time. The option agreement will state the number of shares of our Class A common stock the option holder may purchase pursuant to the option granted, the exercise price, when the option holder may exercise all or a part of the option and the term for which the option is exercisable.

The term of any option may not exceed ten years. Our board of directors will determine when options become exercisable, and may accelerate the exercisability of outstanding options at any time for any reason. Except as we may otherwise provide in the option agreement granting an option, an employee may only exercise an option while the option holder remains a Donegal Insurance Group employee. The option agreement explains the circumstances in which an optionee may exercise an option after the termination of the optionee’s employment.

Transferability

An employee may not transfer an option granted under our 2013 Incentive Plan except by will or by the laws of descent and distribution.

Incentive Options and Non-Qualified Options

Our board of directors will determine whether options we grant are incentive stock options meeting the requirements of Section 422 of the Code or non-qualified options that do not satisfy the requirements of Section 422 of the Code. We may grant incentive stock options only to eligible employees. All of Donegal Mutual’s employees and all employees of our respective subsidiaries and affiliates are eligible to receive a stock option under our 2013 incentive plan. An employee may not exercise an incentive stock option after the expiration of five years from the date of grant. An optionee may not receive incentive stock options that first become exercisable in any calendar year for shares with an aggregate fair market value determined at the date of grant in excess of $100,000.

Amendment and Termination

Our 2013 Incentive Plan will remain in effect until April 17, 2023, after which date we may grant no further options under our 2013 Incentive Plan. Without stockholder approval, we may not amend our 2013 Incentive Plan if the amendment would materially increase:

•	the number of shares that we may issue;

•	the benefits accruing to participants; or

•	the requirements for eligibility for participation.

In all other respects, our board of directors may amend, modify, suspend or terminate our 2013 Incentive Plan, except that our board of directors may not make any modification, amendment or termination to our 2013 Incentive Plan, without the consent of an optionee, if such modification, amendment or termination would adversely affect the rights of the optionee under an outstanding option.

Federal Income Tax Consequences

A general summary of the federal income tax consequences of grants of stock options under our 2013 Incentive Plan follows. Grants may also be subject to state and local taxes. We intend this discussion for use by our stockholders in determining how to vote at our 2013 annual meeting of stockholders and not as tax advice to our employees who receive grants of stock options under our 2013 Incentive Plan.

An employee receiving a stock option will not recognize taxable income for federal income taxes upon the grant of the stock option, nor will we be entitled to any deduction on account of the grant of a stock option. Upon the exercise of a non-qualified stock option, an employee will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise that then exceeds the exercise price of the option.

The basis of shares acquired upon the exercise of a non-qualified stock option will equal the fair market value of the shares on the date of exercise, and the holding period of the shares for capital gain purposes will begin on the date of exercise. In general, we will be entitled to a business expense deduction in the same amount and at the same time as an employee recognizes ordinary income upon exercise of a non-qualified stock option.

A purchase of shares upon exercise of an incentive stock option will not result in recognition of income at that time, provided the optionee was our employee during the period from the date of grant until three months before the date of exercise, or 12 months if the employment of the employee terminates due to total and permanent disability. The basis of the shares an employee receives upon exercise of an incentive stock option is the exercise price times the number of shares purchased. The holding period for such shares for capital gain purposes begins on the date of exercise.

If an optionee does not dispose of the shares the optionee purchased upon the exercise of an incentive stock option for one year after the optionee’s purchase of the shares or within two years after the date of the grant of such incentive stock option, whichever is later, then any gain or loss realized on a later sale or exchange of such shares will generally be a long-term capital gain or a long-term capital loss equal to the difference between the amount the optionee realizes upon the disposition and the exercise price. If the optionee sells the shares during such period, i.e., within two years after the date of grant of the incentive stock option or within one year after the purchase of the shares by the optionee upon the exercise of the stock option, the sale will be deemed a “disqualifying disposition.” In the event of a disqualifying disposition, the optionee will recognize ordinary income equal to the amount, if any, by which the lesser of the fair market value of such shares on the date of exercise or the amount realized from the sale exceed the amount the optionee paid for such shares.

Tax Withholding

We have the right to require the recipient of any grant to pay to us an amount necessary to satisfy our federal, state and local tax withholding obligations with respect to a grant to that recipient. We may withhold an amount necessary to satisfy these amounts from other amounts we would otherwise pay to the recipient.

Our board of directors recommends a vote FOR approval of our 2013 Incentive Plan.

PROPOSAL 4

APPROVAL OF OUR 2013 EQUITY INCENTIVE PLAN FOR DIRECTORS

Description of our 2013 Equity Incentive Plan for Directors

Purpose

On March 12, 2013, our board of directors adopted our 2013 Equity Incentive Plan for Directors, or our 2013 Director Plan, subject to stockholder approval at our 2013 annual meeting of stockholders. The purpose of our 2013 Director Plan is to enhance our ability and the ability of the member companies of the Donegal Insurance Group to attract and retain qualified directors, to provide a portion of the compensation of our directors in the form of equity and, in so doing, to strengthen the alignment of the interests of our directors with the interests of our stockholders.

Grants

Our 2013 Director Plan provides for:

•	the grant of non-qualified stock options to eligible non-employee directors; and

•	an annual restricted stock award of 400 shares of Class A common stock to each of our directors and to the directors of Donegal Mutual who are not also our directors.

We make annual restricted stock awards on an automatic basis to our directors, without any action by our board of directors or the board of directors of Donegal Mutual. The total number of shares of Class A common stock that may be the subject of grants under our 2013 Director Plan may not exceed 600,000 shares. Upon stockholder approval of our 2013 Director Plan, we will make no additional grants of stock options under our 2011 director plan.

The number of persons who are eligible to participate in our 2013 Director Plan is currently 30, consisting of our directors, the directors of Donegal Mutual, directors of our respective subsidiaries and the directors of each of the companies from which we or Donegal Mutual assume 100% quota-share reinsurance. We have not granted any options or restricted stock awards under our 2013 Director Plan, and we have not made any determination as to the allocation of grants of options or restricted stock awards under our 2013 Director Plan, except as we describe above.

Our 2013 Director Plan provides for appropriate adjustments to outstanding options and to the number or kind of shares subject to our 2013 Director Plan in the event of a stock split, reverse stock split, stock dividend, share combination or reclassification and certain other types of corporate transactions, including our merger with another corporation or a sale of all or substantially all of our assets.

Our board of directors will administer our 2013 Director Plan. Our board of directors has the power to interpret our 2013 Director Plan, the director options and the restricted stock awards, and, subject to the terms of our 2013 Director Plan, to determine who will be granted director options, the number of shares of our Class A common stock subject to director options to be granted to any non-employee director, the timing of such grants and the terms of exercise. Our board of directors has the authority to amend the terms of an option provided the amendment does not materially impair the rights or obligations of the director, subject to the condition that our board of directors may not reprice stock options. Our board of directors also has the power to adopt rules for the administration, interpretation and application of our 2013 Director Plan. Our board of directors does not have any discretion to determine who will be granted restricted stock awards under our 2013 Director Plan, to determine the number of shares of our Class A common stock to be subject to such restricted stock awards to be granted to each director or to determine the timing of such grants.

Restricted Stock Awards

Restricted stock awards consist of shares of Class A common stock that we issue in the name of the director but that director may not sell or otherwise transfer until one year after the date of grant. Upon the issuance of shares pursuant to a restricted stock award, the director has all rights of a holder of our Class A common stock with respect to the shares, except that the director may not sell or otherwise transfer such shares until one year after the date of grant.

We will evidence restricted stock awards by written agreements in such form not inconsistent with our 2013 Director Plan as our board of directors approves from time to time. Each agreement will contain such restrictions, terms and conditions as our 2013 Director Plan requires.

Non-qualified Stock Options

The exercise price of an option will be equal to or greater than 100% of the fair market value of our Class A common stock on the date of grant. Our 2013 Director Plan defines fair market value as the last sales price of our Class A common stock on NASDAQ as of the close of business on the day before the date of the grant of the option. In the event there are no transactions on NASDAQ on such date, we will determine the fair market value as of the immediately preceding date on which a transaction occurred.

A director may pay the exercise price of an option in cash, by delivering shares of our Class A common stock having a fair market value on the date of exercise equal to the exercise price of the option the director is exercising, by having a broker sell Class A common stock simultaneously with the exercise of the option and remitting the aggregate exercise price to us or by any other method our board of directors may authorize from time to time.

The term of any option may not exceed ten years. Our board of directors will determine when options become exercisable, and may accelerate the exercisability of outstanding options at any time for any reason. Except as provided in the written agreement evidencing each option grant, an option may only be exercised while the recipient remains a director. The written agreement evidencing the restricted stock award will explain the circumstances in which an option may be exercised after termination of an individual’s service as a director.

Transferability

A director may not transfer an option granted under our 2013 Director Plan except by will or by the laws of descent and distribution.

Amendment and Termination

Our 2013 Director Plan will remain in effect until April 17, 2023, after which date we may not issue grants under our 2011 Director Plan. Our board of directors may terminate or amend our 2013 Director Plan at any time, subject to any required stockholder approval unless the termination or amendment would impair any rights or obligations under any outstanding director stock option.

Federal Income Tax Consequences

A general summary of the federal income tax consequences of grants of stock options under our 2013 Director Plan follows. Grants may also be subject to state and local taxes. This description is intended for use by our stockholders in determining how to vote at our 2013 annual meeting of stockholders and not as tax advice to directors who receive grants of stock options under our 2013 Director Plan.

A director receiving a non-qualified option will not recognize income for federal income tax purposes upon the grant of the option, nor will we be entitled to any deduction on account of such grant. Upon the exercise of a non-qualified stock option, the director will recognize ordinary income in the amount by which the fair market value of such shares then exceeds the exercise price of the option.

A director who receives a restricted stock award will recognize ordinary income in the year of receipt, measured by the value of the shares received determined without regard to the transfer restriction. In general, we will be entitled to a tax deduction in connection with grants under our 2013 Director Plan in an amount equal to the ordinary income the director realizes at the time the director recognizes ordinary income.

Tax Withholding

We have the right to require a director who receives a grant of a non-qualified stock option to pay to us an amount necessary to satisfy our federal, state and local tax withholding obligations with respect to a grant to that recipient. We may withhold an amount necessary to satisfy these amounts from other amounts we would otherwise pay to the recipient.

Our board of directors recommends a vote FOR approval of our 2013 Director Plan.